Exhibit 99.1 Press release

WiLAN Announces Patent Acquisition from Freescale Semiconductor

Adds More Than 3,300 Patents to WiLAN Portfolio

OTTAWA, Canada – November 4, 2015 – WiLAN (TSX:WIN) (NASD:WILN) announces that it has acquired more than 3,300 patents from Freescale Semiconductor (“Freescale”), a leader in processing and sensing solutions. The portfolio was acquired under WiLAN’s partnership model. Financial terms were not disclosed.

“Our strategy to grow WiLAN is based in large part on acquiring high quality patents, monetizing our expanding patent portfolio and defending that portfolio,” said Jim Skippen, CEO.  “Between the recently acquired Qimonda patent portfolio and now the Freescale portfolio, we have added more than 10,000 high quality patents in just the last two quarters. With the Freescale portfolio, we have already documented over 77 examples of patent use in various companies’ products and we believe this portfolio will be a key driver for revenues in the future.”

The acquired portfolio includes U.S. and foreign patents across a range of technologies, including processors, memory, semiconductor packaging, wireless, and the Internet of Things, among others. WiLAN believes this portfolio is complementary to its existing portfolios and presents new growth opportunities. Several companies have been identified as potential licensees and WiLAN has begun efforts to launch a licensing campaign.

Freescale dates back to 1948 with the formation of Motorola’s semiconductor division and has a long history of innovation in multiple industries. Motorola divested its semiconductor division in 2004 to create Freescale, which subsequently went public on the New York Stock Exchange.

Today, Freescale is a global semiconductor company with more than 17,000 employees worldwide.  Freescale invests over $800 million in Research and Development annually.  It has played a significant role in the evolution of embedded technologies and has had success in processors, controllers and sensors, which, although unseen by the average consumer, enable a variety of products used every day.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless

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PRESS RELEASE

communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

C: 416.985.3647

E: dave.mason@loderockadvisors.com

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